Exhibit 99.1

Zeekr Group Announces March 2025 Delivery Update

HANGZHOU, China, April 1, 2025 – ZEEKR Intelligent Technology Holding Limited (“Zeekr Group” or the “Company”) (NYSE: ZK), the world’s leading premium new energy vehicle group, today announced its delivery results for March 2025.

In March, Zeekr Group delivered a total of 40,715 vehicles from its two brands, Zeekr and Lynk & Co, thanks to the trust and support of over 1.86 million users. The Zeekr brand delivered 15,422 vehicles, representing increases of 18.5% year-over-year and 9.9% month-over-month. Meanwhile, Lynk & Co brand delivered 25,293 vehicles, recording growth of 28.6% year-over-year, with 56.3% of deliveries coming from NEV models.

On March 18, Zeekr Group unveiled its Zeekr G-Pilot intelligent driving system, powered by AI, big data, advanced SoCs, and a robust E/E architecture. The solution reinforces Zeekr Group’s industry leadership in safety and autonomous driving innovation, featuring industry-first technologies like the General Automated Evasion System (G-AES) and Full-Capacity Vehicle-to-Parking (V2P) intelligent drive.

About Zeekr Group

Zeekr Group, headquartered in Zhejiang, China, is the world’s leading premium new energy vehicle group from Geely Holding Group. With two brands, Lynk & Co and Zeekr, Zeekr Group aims to create a fully integrated user ecosystem with innovation as a standard. Utilizing its state-of-the-art facilities and world-class expertise, Zeekr Group is developing its own software systems, e-powertrain, and electric vehicle supply chain. Zeekr Group’s values are equality, diversity, and sustainability. Its ambition is to become a true global new energy mobility solution provider.

For more information, please visit https://ir.zeekrgroup.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “future,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

Email: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

Email: Zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

Email: Zeekr@thepiacentegroup.com

Media Contact

Email: Globalcomms@zeekrgroup.com